FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 For March 2003

                        Commission File Number: 001-11960

                                 AstraZeneca PLC

                    15 Stanhope Gate, London W1K 1LN, England


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X            Form 40-F
                           _____                     _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                  No   X
                          _____             _____


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________



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                                 AstraZeneca PLC



                                INDEX TO EXHIBITS

1. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 3 March 2003.

2. Press release entitled "First European Launch for Crestor(R) in the Netherlands" dated 3 March 2003.

3. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 5 March 2003.

4. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 7 March 2003.

5. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 10 March 2003.

6. Press release entitled "Successful Outcome of the Mutual Recognition Procedure for Crestor(R) in Europe" dated 10 March 2003.

7. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 11 March 2003.

8. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 13 March 2003.

9.      Press release entitled "Dealing by Directors" dated 26 March 2003.

10. Press release entitled "Repurchase of Shares in AstraZeneca PLC" dated 31 March 2003.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           AstraZeneca PLC


Date: 11 April 2003                        By:  /s/ G H R Musker
                                           ------------------------
                                           Name: G H R Musker
                                           Title:  Company Secretary & Solicitor

Item 1

                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 28 February 2003, it purchased for cancellation 375,000 ordinary shares of AstraZeneca PLC at a price of 1990 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,717,431,329.



G H R Musker
Company Secretary
3 March 2003

Item 2

             FIRST EUROPEAN LAUNCH FOR CRESTOR(R) IN THE NETHERLANDS

AstraZeneca announced today it has launched CRESTOR(R) (rosuvastatin) 10-40 mg for the management of primary hypercholesterolaemia and mixed dyslipidaemia in the Netherlands, the first European market to launch CRESTOR.

Dr Gunnar Olsson, Head of the Cardiovascular Therapy Area at AstraZeneca, said:
"An estimated 1.6 million people in the Netherlands have elevated cholesterol levels, putting them at risk of cardiovascular disease. With the efficacy we've seen in clinical studies, CRESTOR has the potential to make a real difference to these patients' lives."

The company plans to launch in the remaining EU markets over the coming months, following the conclusion of the Mutual Recognition Procedure (MRP) and the local Marketing Authorisations and subsequent pricing and reimbursement discussions. The Netherlands acted as the reference member state for the MRP.

The Dutch statin market is valued at 240 million Euros ($220 million), and is growing at 15 per cent a year. The global statin market is currently worth approximately US $19 billion annually and is also growing at about 15 per cent a year.

The clinical development programme for CRESTOR now involves over 16,000 patients and includes a number of head-to-head comparative studies. In multiple clinical studies, CRESTOR has been shown to be more effective in lowering LDL-cholesterol (LDL-C or 'bad cholesterol') than currently prescribed statins. CRESTOR 10mg gets significantly more patients to their European LDL-C goal than atorvastatin 10mg (82% v 51% respectively), simvastatin 20mg (80% v 48%) and pravastatin 20mg (80% v 16%). In addition to the dramatic reductions seen in LDL-C, CRESTOR produces a significant increase in HDL-C ('good cholesterol'), as well as reducing total cholesterol and triglycerides.

CRESTOR is a trade mark of the AstraZeneca group of companies.


Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel:  +44 (0) 207 304 5087

-Ends-

Item 3

                     REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 4 March 2003, it purchased for cancellation 550,000 ordinary shares of AstraZeneca PLC at a price of 2070 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,716,881,329.



G H R Musker
Company Secretary
5 March 2003

Item 4


                     REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 6 March 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2013 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,716,381,329.


G H R Musker
Company Secretary
7 March 2003

Item 5

                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 7 March 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2000 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,715,881,329.


G H R Musker
Company Secretary
10 March 2003

Item 6

                  SUCCESSFUL OUTCOME OF THE MUTUAL RECOGNITION
                       PROCEDURE FOR CRESTOR(R)IN EUROPE

AstraZeneca announced today that it has successfully completed the Mutual Recognition Procedure (MRP) in Europe for CRESTOR(R) (rosuvastatin) 10-40 mg for the management of primary hypercholesterolaemia and mixed dyslipidaemia. The Netherlands acted as the reference member state for the MR procedure, and CRESTOR has been launched in that market. National marketing authorisations in an additional 13 countries will be issued in the coming months.

Germany, Spain and Norway have been withdrawn from the MR process, and discussions will be held with their agencies to progress further regulatory options.

The global statin market is estimated to be worth approximately $19 billion and growing at a rate of around 15 per cent annually.

The clinical development programme for CRESTOR now involves over 16,000 patients and includes a number of head-to-head comparative studies. In multiple clinical studies, CRESTOR has been shown to be more effective in lowering LDL-cholesterol (LDL-C or 'bad cholesterol') than currently prescribed statins. CRESTOR 10mg gets significantly more patients to their European LDL-C goal than atorvastatin 10mg (82% v 51% respectively), simvastatin 20mg (80% v 48%) and pravastatin 20mg (80% v 16%). In addition to the dramatic reductions seen in LDL-C, CRESTOR produces a significant increase in HDL-C ('good cholesterol'), as well as reducing total cholesterol and triglycerides.

CRESTOR has been approved in Singapore and in Canada, where it was recently launched. It is awaiting approval in the USA, Japan and in other markets.

Cardiovascular disease is the leading cause of death worldwide, responsible for up to 17 million deaths per year. CRESTOR, a member of the statin class, is a once daily treatment for dyslipidaemia, a key risk factor in the development of cardiovascular disease, providing important benefits for both patients and health care professionals.

CRESTOR is a Trade Mark of the AstraZeneca group of companies.

10 March 2003

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel:  +44 (0) 207 304 5087

Notes to Editors:

o European MR countries include: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, the United Kingdom, Iceland and Norway

-Ends-

Item 7

                     REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 10 March 2003, it purchased for cancellation 552,000 ordinary shares of AstraZeneca PLC at a price of 1952 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,715,329,329.



G H R Musker
Company Secretary
11 March 2003

Item 8

                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 12 March 2003, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 1839 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,714,629,329.


G H R Musker
Company Secretary
13 March 2003

Item 9

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTIONS 324/329

WE HEREBY INFORM YOU THAT ON 25 MARCH 2003 THE FOLLOWING DIRECTORS OF ASTRAZENECA PLC WERE GRANTED OPTIONS UNDER THE ASTRAZENECA SHARE OPTION PLAN. THE OPTIONS ARE EXERCISABLE OVER THE COMPANY'S USD0.25 ORDINARY SHARES.

NAME OF DIRECTOR    NUMBER OF      EXERCISE    PERIOD WHEN        TOTAL NUMBER
                    SHARES OVER    PRICE PER   EXERCISABLE        OF SHARES
                    WHICH OPTION   SHARE                          UNDER OPTION
                    IS GRANTED

T F W MCKILLOP      128,498        2231p       25.3.06-24.3.13    467,566
H L MOGREN           65,551        2231p       25.3.06-24.3.13    269,976
J R SYMONDS          48,012        2231p       25.3.06-24.3.13    208,388


G H R MUSKER
COMPANY SECRETARY
26 MARCH 2003

Item 10

                    REPURCHASE OF SHARES IN ASTRAZENECA PLC


AstraZeneca PLC announces that on 28 March 2003, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2203 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,714,135,544.



G H R Musker
Company Secretary
31 March 2003